Monthly Report - November, 2021

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $        (524,737)       12,739,164
Change in unrealized gain (loss) on open            1,400,425        (126,452)
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury                   0            (785)
      obligations
   Change in unrealized gain (loss) from U.S.           (163)            2,208
      Treasury obligations
Interest Income (Expense)		              (3,569)           22,570
Foreign exchange gain (loss) on margin deposits      (21,727)        (343,903)
				                 ------------    -------------
Total: Income 				              850,229       12,292,802

Expenses:
   Brokerage commissions 		              362,338        4,140,938
   Management fee 			               40,149          459,793
   20.0% New Trading Profit Share 	                    0                0
   Custody fees 		       	                  766           22,634
   Administrative expense 	       	               70,810          789,394
					         ------------    -------------
Total: Expenses 		                      474,063        5,412,759
Net Income(Loss)			   $          376,166        6,880,043
for November, 2021

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (84,523.452    $     3,034,712    102,502,914    105,537,626
units) at October 31, 2021
Addition of 		 	              0        243,039        243,039
149.942 units on November 1, 2021
Redemption of 		 	              0    (1,037,894)    (1,037,894)
(782.575) units on  November 30, 2021*
Net Income (Loss)               $        20,444        355,722        376,166
for November, 2021
         			   -------------   -------------   -----------


Net Asset Value at November 30, 2021
(83,923.111 units inclusive
of 32.292 additional units) 	      3,055,156    102,063,781    105,118,937
				  =============  ============= ==============


		GLOBAL MACRO TRUST November 2021 UPDATE
                      Year to Date     Net Asset
Series	  November ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1    0.22% 	     4.63%  $  1,097.56	   65,610.214 $    72,011,126
Series 3    0.53% 	     8.34%  $  1,710.66	   10,524.280 $    18,003,430
Series 4    0.67% 	    10.09%  $  2,272.36	    3,880.094 $     8,816,979
Series 5    0.46% 	     7.60%  $  1,608.64	    3,908.523 $     6,287,402

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, Chairman
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			55 West 46th Street, 31st Floor
			     New York, NY  10036



					December 17, 2021
Dear Investor:

Profits from trading interest rate futures outpaced the losses from trading commodity futures, especially energy, and to a lesser extent equity futures and currency forwards. For most of the month, market participants struggled to price in the anticipated speed and aggressiveness of major central bank's responses to actual and expected inflation developments, particularly as growth and employment data remained strong. Then, at month-end, the emergence of the Omicron strain of COVID-19 rattled markets.

After peaking in late October, crude oil prices drifted lower during most of the month amidst milder than normal weather in the U.S. and persistent discussion of a coordinated release of strategic petroleum reserves from consuming nations. Then news of the Omicron strain of COVID-19 and associated fears of economic lockdowns and travel bans caused prices to plunge by over 10% on November 26, triggering losses and causing crude oil and product positions to reverse from long to short. Subsequently, as energy prices fell further, gains on short energy positions reduced the sector's monthly loss. Overall, losses from trading WTI crude, Brent crude, heating oil and RBOB gasoline outdistanced the gain from a short natural gas trade.

Trading of non-energy commodities--metals, grains, livestock, and soft and tropical commodities--was slightly unprofitable as well.

Worries that major central banks might overreact to the recent surge in inflation with premature interest rate increases that would curb the economic recovery led to a flattening of yield curves and prompted a shift in our portfolio from net short to net long interest rate futures by the middle of November. Consequently, long positions in U.S., Canadian, Australian, German, French, British and Japanese long-term interest rate futures were profitable, especially late in the month when Omicron variant fears triggered a flight to safety. Short positions in US short-term interest rate futures registered gains as well when yield curves flattened on worries about Federal Reserve hawkishness. Trading of short-term British and short- and long-term Italian interest rate futures posted partially offsetting losses.

Trading of equity index futures was volatile, mixed and marginally unprofitable in November as traders reacted to varied views on major central banks' monetary policies and on inflation prospects amid relatively high valuation levels and strong growth and employment data. The COVID-19 Omicron variant news prompted a large, broad-based selloff. A short vix position and trading of U.S. equity futures were particularly unprofitable. Trading of Australian, South African, Spanish and EURO STOXX futures posted losses too. On the other hand, short positions in Asian, EAFE, EEM emerging market and a few European stock index futures posted largely offsetting gains.

Foreign exchange trading was volatile, mixed and unprofitable in the wake of monetary policy and Omicron variant uncertainties. Losses were sustained on short U.S. dollar trades against the Canadian and New Zealand dollars and from trading the U.S. dollar against the Brazilian real and Mexican peso. Meanwhile, long dollar positions versus the euro, Swedish krona, Norwegian kroner, and pound sterling, and long euro positions against Scandinavian currencies posted partially offsetting gains. In addition, a long dollar/short yen trade which had been profitable swung to a loss as the flight to safety trade boosted the yen following the discovery of the Omicron variant.



     				Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, Chairman